UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-38631

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Explanatory Note

The Board of Directors of the of Cheer Holding, Inc. (the “Company”) has authorized and approved the Company to file a notice (the “Notice”) to effect a share consolidation so that every 50 Class A ordinary shares of a par value of US$0.0001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$0.001 (the “Share Consolidation”), such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$500,700 divided into 10,000,000 Class A ordinary shares of a par value of US$0.05 each; 500,000 Class B ordinary shares of a par value of US$0.001 each; and 2,000,000 preferred shares of a par value of US$0.0001 each. The Share Consolidation was approved by the Company’s shareholders on May 12, 2025.

The Share Consolidation will be effected by filing a notice to the Registrar of Companies of the Cayman Islands, and will become effective at 4:05 p.m. (New York time) on December 22, 2025. The Company’s ordinary shares will continue to be traded on the Nasdaq Capital Market under the symbol “CHR” and will begin trading on a post-consolidation-adjusted basis when the market opens on December 23, 2025. The CUSIP number for the Company’s ordinary shares following the Share Consolidation will be G29973121.

The Company is effecting the Share Consolidation in order to maintain its listing on the Nasdaq Capital Market. As previously disclosed, on October 16, 2025, the Company received notice from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. In addition, on November 19, 2025, Nasdaq issued a letter notifying the Company that as of November 18, 2025, it has determined to delist the Company’s common stock from the Nasdaq Capital Market as a result of its common stock closing at a price of $0.10 or below for ten consecutive trading days. The Company timely appealed the determination and has a hearing scheduled for January 13, 2026. Although no guarantees can be offered, the Company believes that the Share Consolidation will assist the Company in regaining compliance under the Nasdaq Listing Rule and will enable the Company to maintain its Nasdaq listing.

The Share Consolidation will reduce the issue and outstanding number of ordinary shares of the Company from 234,309,902 pre-consolidation Class A ordinary shares to approximately 4,686,199 post-consolidation Class A ordinary shares, subject to adjustments for rounding.

A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

This report and Exhibit 99.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-282386) and on Form F-3 (File No. 333-279221), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated December 19, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer
Dated: December 19, 2025